Arf
5/6/2002

02022829

TC 5/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED APR 29 2002 WASH. D.C. 156 SECTION

SEC FILE NUMBER
8- 23522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/01/01 (MM/DD/YY) AND ENDING 2/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fleet Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Broadway
(No. and Street)

New York (City) NY (State) 10004-1798 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles E. Sax (212) 747-6694
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Arf
5/6/2002

OATH OR AFFIRMATION

I, Charles E. Sax, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fleet Securities, Inc., as of February 28, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANCINE PUGLIESE
Notary Public - State of New York
NO. 01PU5086693
Qualified in Richmond County
My Commission Expires 10/20/05

Francine Pugliese
Notary Public

Charles E. Sax
Signature

CFO, VP & Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fleet Securities, Inc.

(An Indirect Wholly-Owned Subsidiary of
FleetBoston Financial Corporation)
Statement of Financial Condition
February 28, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Fleet Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fleet Securities, Inc. (the "Company") at February 28, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 25, 2002

Fleet Securities, Inc.
(An Indirect Wholly-Owned Subsidiary of FleetBoston Financial Corporation)
Statement of Financial Condition
February 28, 2002

Assets	
Cash and cash equivalents	$ 424,634,165
Securities borrowed	3,628,887,663
Receivable from brokers, dealers and clearing organizations (Note 3)	146,008,977
Receivable from customers (Note 4)	1,473,402,259
Securities owned, at market value (Note 5)	186,742,050
Securities owned, pledged to counterparties, at market value (Note 5)	2,936,771
Memberships in exchanges, at cost (market value $2,200,000)	1,663,932
Fixed assets, net of accumulated depreciation and amortization of $55,944,021 (Note 8)	105,567,494
Other assets	94,896,558
Total assets	$ 6,064,739,869
Liabilities and Stockholder's Equity	
Liabilities	
Drafts payable	$ 93,765,764
Securities loaned	3,782,772,111
Payable to brokers, dealers and clearing organizations (Note 3)	644,608,059
Payable to customers (Note 4)	537,855,456
Securities sold, but not yet purchased, at market value (Note 5)	35,250,674
Income taxes payable to Parent	37,921,599
Accrued expenses and other liabilities	83,391,963
	5,215,565,626
Commitments and contingencies (Note 12)	-
Subordinated liabilities (Note 7)	525,000,000
Stockholder's equity	324,174,243
Total liabilities and stockholder's equity	$ 6,064,739,869

The accompanying notes are an integral part of this financial statement.

1. Organization

Fleet Securities, Inc. (the "Company") is wholly-owned by Quick & Reilly/Fleet Securities, Inc. (the "Parent"), which, in turn, is a wholly-owned subsidiary of FleetBoston Financial Corporation ("FleetBoston").

The Company is a securities broker-dealer which is registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE"). The Company's principal activities include executing and clearing transactions for correspondent broker-dealers and affiliated companies, trading and market making in over-the-counter securities and warrants with other broker-dealers, and the underwriting, syndication and trading of fixed income and municipal securities.

On April 24, 2001, the Company purchased certain customer related assets and liabilities in a cash transaction with an affiliated broker-dealer. The assets and liabilities were transferred at their respective book values which approximated fair value.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles in the United States of America ("GAAP").

Accounting developments
In June 2001 the FASB issued SFAS 141, "Business Combinations" ("SFAS 141"), which revises the financial accounting and reporting for business combinations, and SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which revises the financial accounting and reporting for goodwill and other intangible assets. SFAS 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. SFAS 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria – the contractual-legal criterion or the separability criterion. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001 as well as business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. This had no effect on the Company.

SFAS 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The provisions of SFAS 142 are required to be adopted by the Company on March 1, 2002. Impairment losses that arise due to the initial application of SFAS 142 are required to be reported as a change in accounting principle. The Company has determined that the adoption of SFAS 142 will not result in an impairment of goodwill.

Basis of presentation
To prepare financial statements in conformity with GAAP, management must estimate certain amounts that affect the reported assets and liabilities and disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Fair value
Substantially all of the Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value because of their short-term nature or frequent repricing. Fair value is estimated at a specific point in time, based on relevant market information.

Cash equivalents
Cash equivalents include all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business. Included in cash and cash equivalents is $354,000,000 in a money market fund.

Short-term investments
Short-term investments consist of money market funds which are reported at fair value.

Securities transactions
Securities transactions executed on behalf of customers are recorded on a settlement date basis. Proprietary transactions, commissions and clearance revenue and brokerage, exchange and clearance fees are recorded on a trade date basis.

Securities owned and securities sold, but not yet purchased
Securities owned and securities sold, but not yet purchased, are valued at market and recorded on a trade date basis.

Fixed assets
Office furniture and computer equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, from three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the remaining term of the lease. The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, the Company begins to amortize capitalized costs on a straight-line basis over its expected useful life. This period generally does not exceed three years.

Securities borrowed and loaned
Securities borrowed and loaned are recorded based on the amount of collateral advanced or received. These transactions are generally collateralized by either cash, securities or letters of credit. The Company takes possession of securities borrowed, monitors the market value of securities loaned and obtains additional collateral as appropriate.

Included in securities loaned as of February 28, 2002, are transactions with affiliates of $76,309,300.

Income taxes

The Company is included in the consolidated Federal and certain combined state and local income tax returns of FleetBoston. For Federal income taxes, the Company is generally charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. For certain state and local tax filings the Company is charged or credited with an amount equal to its share of the combined state and local liability or benefit.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At February 28, 2002, amounts receivable from and payable to brokers, dealers and clearing organizations consist of:

Receivable	
Correspondents	$ 88,135,395
Clearing organizations	6,818,717
Securities failed to deliver	51,054,866
	$ 146,008,978
Payable	
Correspondents	$ 622,222,598
Securities failed to receive	22,385,461
	$ 644,608,059

Included in payable to brokers, dealers and clearing organizations is approximately $517,320,850 of amounts due to the Company's Parent and affiliates.

4. Receivable from and Payable to Customers

The balances shown on the Statement of Financial Condition represent the amounts receivable from and payable to customers in connection with cash and margin securities transactions. The receivables are collateralized by securities, the value of which is not reflected in the accompanying financial statements.

5. Securities Owned and Securities Sold, but not yet Purchased

At February 28, 2002, securities owned and securities sold, but not yet purchased, consist of trading securities at market values, as follows:

	Securities owned	Securities sold, but not yet purchased
Commercial paper	$ 89,471,520	$ -
Corporate and municipal bonds	60,294,276	25,244,578
U.S. Government and agencies	33,301,126	24,750
Common stock	6,611,899	9,912,446
Equity options	-	68,900
	189,678,821	35,250,674
Less securities pledged to counterparties	(2,936,771)	-
	$ 186,742,050	$ 35,250,674

Under SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", the Company is required to disclose the market value of collateral received under stock borrow, customer and non-customer agreements which it has the ability to sell or repledge and the amount of collateral that has been pledged or resold. As of February 28, 2002, the Company has received collateral primarily in connection with securities borrowed and customer margin loans with a market value of $6.0 billion which it can sell or repledge. Of this amount, $4.1 billion has been pledged or sold as of February 28, 2002 in connection with securities loaned and deposits with clearing organizations.

6. Related Party Transactions

The Company clears transactions for accounts of an affiliated specialist firm and accounts introduced by a broker-dealer affiliate in accordance with the terms of clearance arrangements. The Company also carries proprietary accounts of its Parent and affiliates.

At February 28, 2002, significant balances with affiliates not disclosed elsewhere in the financial statements include cash held with FleetBoston of $15,612,390 and other assets of $39,615,627.

7. Liabilities Subordinated to the Claims of General Creditors

Subordinated liabilities at February 28, 2002 include subordinated loans totaling $525,000,000 payable to FleetBoston. The Company has an additional $475,000,000 of undrawn funds under a revolving cash subordination agreement with FleetBoston.

The borrowing for $450,000,000 bears interest at one month LIBOR plus 37.5 basis points per annum and matures on August 31, 2004. The borrowing under the revolving cash subordination

agreement for $75,000,000 bears interest at one month LIBOR plus 5 basis points per annum and matures on January 31, 2004.

These loans are subordinated to the claims of general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as regulatory capital in computing the Company's net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. **Fixed Assets**

Furniture	$ 9,059,863
Computer equipment	137,369,243
Leasehold improvements	15,082,409
	161,511,515
Less accumulated depreciation and amortization	(55,944,021)
	$105,567,494

9. **Income Taxes**

At February 28, 2002, the Company had deferred tax assets of approximately $6,591,000 and deferred tax liabilities of approximately $378,000. The primary temporary differences were caused by differences between the tax basis and book basis for accrued expenses, depreciation and amortization, and unrealized gains on securities owned. Deferred tax assets and other tax receivables are included in other assets on the Statement of Financial Condition.

There are no valuation allowances recorded against the deferred tax assets at February 28, 2002 since management believes that the realization of the deferred tax assets is more likely than not based on anticipated future taxable income to offset the tax benefit of deductible temporary differences.

10. **Effects of September 11, 2001 Terrorist Attacks**

As a result of the terrorist attacks of September 11, 2001, the Company's operations were temporarily disrupted and facilities near the World Trade Center were relocated. Facilities impacted by the attacks included the Company's back office processing and operations center, corporate offices and the information technology data center. Temporary sites for the Company included a third party disaster recovery site, third party vendor site and a FleetBoston facility in New Jersey. Due to an extended lack of access and uncertainty of the condition of the equipment as well as the reliability of power and telecommunications at the Company's data center, which was in close proximity to the World Trade Center, the Company decided to build out a new data center at the FleetBoston facility in New Jersey.

FleetBoston has a property casualty insurance policy that covers the Parent and the Company and includes property damage, business interruption and out of pocket expenses incurred as a result of the disaster recovery efforts. FleetBoston has filed a claim on behalf of the Parent and the Company with its insurance carrier for losses related to property damage, loss revenues from

business interruption and expenses to avert business interruption. The Parent and the Company believe these claims are covered under the insurance policy and are currently negotiating with the insurance carrier for reimbursement. As of February 28, 2002, the Company has not recorded any anticipated insurance recovery proceeds related to damaged property. Business interruption lost revenues will be recorded as the claims are settled and proceeds received. FleetBoston, the Parent and the Company will continue to negotiate these reimbursements with the insurance carrier and anticipate all claims will be settled during the remainder of 2002.

11. Employee Benefit Plans

During the year, the Company participated in defined contribution pension and profit sharing plans, covering substantially all full-time employees who completed one year of service, under the US Clearing Retirement Trust (the "US Clearing Plans"). As of January 1, 2002, the Company's employees began participating in FleetBoston's cash balance pension plan, (the "FleetBoston Plan"), replacing the US Clearing Plans. The US Clearing pension plan provided for the Company to contribute an amount based on a percentage of compensation, as defined in the plan agreement. The US Clearing profit sharing plan provided for the Company to contribute an amount out of its current profits, as defined in the plan agreement, or accumulated earned surplus, as determined by its Board of Directors. Upon discontinuation of the US Clearing Plans on December 31, 2001, all participants became 100% vested. The FleetBoston Plan provides for the Company to contribute an amount based on a percentage of compensation, as defined in the plan agreement. The Company also has a contributory 401(k) plan covering all full-time employees.

During the year, the Company participated in the Parent's Employees Benefit Plan. As of January 1, 2002, the Company's employees began participating in FleetBoston's benefit plan (the "Benefit Plan"). The Benefit Plan provides health benefits to eligible employees and their families. The Benefit Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Certain employees of the Company participate in FleetBoston's stock award plans which provide for the issuance of FleetBoston's stock-related awards, such as stock options and restricted stock. FleetBoston applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock related compensation cost.

12. Commitments and Contingencies

The Company leases office space under an informal lease agreement with the Parent and holds non-cancelable operating lease agreements with third parties, which expire on various dates through 2013. These operating leases are subject to escalation based on increases in costs incurred by the lessor. At February 28, 2002, non-cancelable operating leases in excess of one year, had the following minimum lease commitments:

Year ending last day of February	
2003	$ 5,260,000
2004	2,584,000
2005	2,322,000
2006	1,721,000
2007	1,793,000
Thereafter	3,812,000
	$ 17,492,000

In the ordinary course of its securities business, the Company has been named as a defendant in a number of legal actions. In the opinion of management, based on discussions with counsel, the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

13. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's securities activities primarily involve executions, settlement and financing of various securities transactions for a nationwide, primarily retail, customer and non customer client base, introduced by its correspondent broker-dealers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, clearing organizations or depositories are unable to fulfill contractual obligations. Additionally, the Company acts as a market maker in certain over-the-counter securities.

The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. Banking activities are conducted mainly with commercial banks located in the New York area and throughout the country to support customer securities activities of correspondent broker-dealers.

For transactions in which the Company extends credit to customers and noncustomers, the Company seeks to control the risk associated with these activities by requiring customers and non customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests the deposit of additional collateral or reduces securities positions, when necessary. In addition, the Company's correspondent broker-dealers may be required to maintain deposits relating to its security clearance activities.

The Company records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company may be exposed to a risk of loss not reflected in the Statement of Financial Condition for securities sold, but not yet purchased, should the value of such securities rise. The Company's financing and securities lending activities require the Company to pledge securities as collateral for various secured financing sources such as bank loans, securities loaned and letters of credit. In the event the counterparty is unable to meet its contractual obligation, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices. The

Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral level in the event of excess market exposure or instituting securities buy-in procedures when required.

14. Net Capital Requirements

As a registered broker-dealer and member of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission. The Company computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be equal to 2% of aggregate debit items arising from customer transactions. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. At February 28, 2002, the Company had net capital of $521,726,094, which was approximately 29.85% of aggregate debit items and exceeded requirements by $486,768,000.

At February 28, 2002, the Company computed the reserve requirement for proprietary accounts of introducing broker-dealers. The reserve requirement and amount held on deposit in the Company's reserve bank account were $0 and $0, respectively.